Exhibit 99.6

Company	Wolseley PLC
TIDM	WOS
Headline	Blocklisting Interim Review
Released	07:00 01-Mar-05

RNS Number:1028J
Wolseley PLC
01 March 2005

Schedule 5 – Block Listing Six-Monthly Return

1 Name of company:

Wolseley plc

2 Name of Scheme:

Wolseley Employees International Stock Appreciation Plan

3 Period of Return – From:

1 September 2004

To:

28 February 2005

4 Number and class of share(s) (amount of stock/debt security) not issued under scheme at the end of last period:

180,600*

5 Number of shares issued/allotted under scheme during period:

1,679,900

6 Balance under scheme not yet issued/allotted under scheme at end of period:

200,700

7 Number and class of share(s) (amount of stock/debt securities) originally listed and the date of admission:

1,400,000 Ordinary 25p shares listed on 04.11.2002 ref RA/Wolseley plc/00011 (utilised)

1,500,000 Ordinary 25p shares listed on 01.10.2003 ref RA/Wolseley plc/00012

*1,700,000 Ordinary 25p shares listed on 01.10.2004 ref Wolseley plc/0-976-402

Please confirm total number of shares in issue at the end of the period in order for us to update our records:

589,284,627

Contact name for queries:

M J White

Contact telephone number:

0118 929 8700

Contact address:

Parkview 1220, Arlington Business Park, Theale, Reading, RG7 4GA

Name of person making return:

M J White

Position of person making return:

Group Company Secretary and Counsel

Additional Information:

This information is provided by RNS
The company news service from the London Stock Exchange

END